UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                NTN CANADA, INC.

             (Exact name of registrant as specified in its charter)

             New York                                    11-2805051
   (State or other jurisdiction of          (I.R.S. Employer Identification No.)
   incorporation or organization)

  14 Meteor Drive, Etobicoke, Ontario                      M9W 1A4
(Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including area code: (416) 675-6666

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

                        Common Stock, par value US$0.0467
                                (Title of class)

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                                     PART I

                                 EXCHANGE RATES

      The currency amounts in this Registration Statement, including the financial statements, are, unless otherwise indicated, expressed in Canadian dollars ("Cdn$"). This Registration Statement contains translations of certain amounts in Canadian dollars into United States dollars ("US$") based upon the exchange rate in effect at the end of the period to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate"). These translations should not be construed as representations that the Canadian dollar amounts actually represent such U.S. dollar amounts or that Canadian dollars could be converted into U.S. dollars at the rate indicated or at any other rate. The Noon Buying Rate at the end of each of the five years ended August 31, 1997, the average of the Noon Buying Rates on the last day of each month during each of such fiscal years and the high and low Noon Buying Rate for each of such fiscal year's were as follows:

                                                 August 31,
                         -------------------------------------------------------
                               1997       1996       1995       1994       1993
                               ----       ----       ----       ----       ----

At end of period......... Cdn$1.3885 Cdn$1.3685 Cdn$1.3432 Cdn$1.3712 Cdn$1.3208
Average for period ......     1.3676     1.3634     1.3742     1.3573     1.2718
High for period .........     1.3942     1.3815     1.4193     1.3890     1.3208
Low for period ..........     1.3381     1.3401     1.3410     1.3095     1.1943

Item 1. Business.

Formation

      NTN Canada, Inc. (the "Company") was originally incorporated under the laws of the State of New York on May 12, 1986 under the name Triosearch Inc. On June 9, 1988, Triosearch changed its name to NTN Canada, Inc. The Company presently conducts its operations through a wholly owned subsidiary, NTN Interactive Network Inc. ("NTNIN") which is the principal operating company of the entity. On October 4, 1994, NetStar Enterprises Inc. ("NetStar") (formerly Labatt Communications Inc.), an integrated broadcasting and communications enterprise, acquired approximately 35% of the Company's outstanding common stock for Cdn$4,252,500 (US$3,150,000 on October 4, 1994).

      On October 2, 1996, NTNIN acquired, effective October 1, 1996, all of the outstanding stock of Magic Lantern Communications Ltd. ("Magic"), pursuant to which Magic became a


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wholly-owned subsidiary of NTNIN. Magic conducts its operations directly and through its wholly-owned subsidiaries 745695 Ontario Ltd. ("Custom Video"), and B.C. Learning Connection ("BCLC"), and its 75% ownership of the outstanding shares of Sonoptic Technologies Inc. ("Sonoptic"). On October 10, 1996, Magic acquired 50% of the outstanding shares of 1113659 Ontario Ltd. ("Viewer Services"), a joint venture operated with International Tele-Film Enterprises Ltd. Reference is hereby made to the Company's Form 8-K, filed with the Securities and Exchange Commission on October 17, 1996, for further information with respect to the Company's acquisition of Magic.

Recent Developments

      Magic entered into an agreement dated August 18, 1997 to acquire certain of the business assets of Image Media Ltd. and 802117 Ontario Inc., trading as Pilot Software ("Image Media"). The agreement was completed on August 31, 1997.

      On August 20, 1997, NTNIN signed a licensing agreement, through its Hospitality Group, with the Canadian Olympic Association, in which the Company will broadcast a weekly, half-hour interactive game called the Olympic Trivia Challenge.

      On September 10, 1997 and effective September 1, 1997, NTNIN acquired 51% of the outstanding stock of Interlynx Multimedia, Inc., a Toronto corporation ("Interlynx"). This acquisition will be accounted for as a purchase in fiscal 1998.

Financial Information About Industry Segments

      Reference is hereby made to the Business Sector Data for the years ended August 31, 1997 and 1996 in Exhibit 23 below.

General Description of Business

      The Company, through NTNIN, currently provides its products and services through eight business units or subsidiaries. Of these eight, two are considered to be the traditional core of the Company's business, that is, directly related to multi-player interactive entertainment programs. The two traditional core business units are the Hospitality Group and the Corporate Events/Home Market Group. Five other units, collectively referred to as the "Magic Lantern Group", include (i) NTNIN's wholly-owned subsidiary Magic, which is involved in the marketing and distribution of Educational video and media resources, (ii) Magic's wholly-owned subsidiary Custom Video, which is involved in the manufacturing of videotape copies, (iii) Custom Video's wholly-owned subsidiary BCLC, which is involved in the marketing and fulfilment services of educational video titles, (iv) Magic's 75%-owned subsidiary Sonoptic, which is involved in the conversion of analog video to digital video formats, and (v) Magic's 50%-owned subsidiary Viewer Services, which is involved in the inbound telemarketing and fulfilment services for television broadcasters and others. The eighth unit, Interlynx, is a leader in the design and development of educational and corporate multimedia, programming for CD-ROMs and web-sites, animation and 3-D rendering.


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      The Hospitality Group is engaged in the marketing and distribution of NTN
Entertainment Network services (the "Network") throughout Canada. These activities are being conducted through an exclusive license, covering Canada, granted to the Company by NTN Communications, Inc. of Carlsbad, California ("Communications"). The license grants NTNIN the right to market the products and programs of Communications throughout Canada for a 25 year term ending December 31, 2015. Communications does not have an equity position in the Company or in NTNIN. The former President of Communications (Daniel C. Downs) is a director of the Company.

The Network is designed to capitalize on the growing trend for more leisure activities through two-way interactive television ("IATV") communications. Programming can be offered 24 hours a day and consists of two-way interactive games. The Network features a wide variety of sports and game programs permitting viewer interaction and participation for 16 hours each day. It is currently available to over 3,100 subscriber sites (each a "Group Subscriber") across North America which are primarily hotels, restaurants, taverns, colleges, military bases and other group viewing locations. Over 500 Group Subscribers are located in Canada. Designed to be hardware independent, the Network can be transmitted through a variety of techniques: direct satellite, cable, gateway service, FM sideband, Internet, TV vertical blanking interval, and telephone.

      The Company's revenues have traditionally been primarily derived from the delivery of Network programming to customer sites, typically by satellite ("broadcast services"), the rental and sale of equipment used in the reception of broadcast services and on-subscriber-site interactive participation in broadcasts over the Network, maintenance services, and event programming for corporate clients. Revenue from broadcast services was Cdn$3,932,912 (US$2,832,489) for the Company's fiscal year ended August 31, 1997 ("the 1997 Fiscal Year).

      Over the past two years, revenue from equipment sales has gradually decreased, while revenue from equipment rental has risen. These changes reflect the success of the system rental program introduced over two years ago. Revenue from equipment sales was Cdn$144,748 (US$104,248), while revenue from equipment rental was Cdn$1,642,305 (US$1,182,791) for the 1997 Fiscal Year.

      Revenues from maintenance services grows in proportion to the number of Hospitality Network customers, which pay a monthly fee based on the size of their system. These revenues were Cdn$539,349 (US$388,440) the 1997 Fiscal Year.

      The Corporate Events/Home Market Group is engaged in developing and delivering interactive programs for corporate clients for use at sales and training meetings, trade shows, and special events. Revenue from the Corporate Events/Home Market Group's activities for the 1997 Fiscal Year were Cdn$434,965 (US$313,263).

      The Magic Lantern Group is involved in marketing and distributing Educational video and media resources, the manufacturing of videotape copies, the marketing and fulfilment services of


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educational video titles, the conversion of analog video to digital video formats and the inbound telemarketing and fulfilment services for television broadcasters and others. Revenues from the Magic Lantern Group for the 1997 Fiscal Year were $2,816,152 (US$2,028,197).

      The expanding revenue base from Hospitality system clients in the 1997 Fiscal Year was the major contributor to net profit of Cdn$609,387 (US$438,882).

Research and Development

      The Company has not been involved in basic or applied technology research. The Company's major contribution to the research and development efforts involving the Network has been to provide market feedback and recommendations to Communications on product and program developments which would improve marketing efforts in Canada. There is little, if any, direct expense incurred in this effort.

      The Corporate Events/Home Market Group has begun business development and liaison activities which are expected to lead to the development, marketing, and delivery of interactive programs delivered to the home consumer market via third-party providers, through the Internet and distribution systems being developed by telephone and cable companies in Canada.

The NTN Entertainment Network

      The products of Communications include hardware and software which enables groups of people to interact with programming delivered to television monitors. More than 3,100 restaurants, lounges, hotels, and other hospitality sites across North America have installed systems capable of receiving Network broadcasts ("Subscriber Systems"). The Subscriber Systems receive satellite broadcasts containing the Network interactive programs, such that thousands of patrons at Group Subscriber locations can interact with the same programs simultaneously. NTNIN markets the Network throughout Canada to the hospitality industry, installs the systems, and provides technical and marketing support to Network sites.

      The Network is owned and operated by Communications, a company based in Carlsbad, California. The Network uses existing technology to broadcast two-way interactive live events to Subscriber Systems. The Network provides digital data broadcast transmissions which enable equipment and software at Group Subscriber locations to display text and graphics programming and to interpret responses from Network viewers. All programming is produced at and transmitted from the NTN Broadcast Center in Carlsbad. This facility is equipped with video, satellite and communications equipment, and sophisticated multimedia computers. Communications can provide simultaneous transmission of up to 16 live events for interactive play and a multitude of interactive games and other programs, allowing distribution of different programs to customers in different geographical locations. The Company has no control of such facilities.

      Each Group Subscriber receives a Subscriber System which includes a satellite dish


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antenna, a signal decoder, a personal computer with fully integrated proprietary software, a base station, and multiple hand-held wireless response units ("Playmakers") used by customers for interactive play.

      The computer in each Subscriber System controls the TV monitor display based upon instructions delivered to it over the Network. Viewer responses entered on the Playmakers are ordinarily processed and displayed within the Subscriber System without any need for communication to the Broadcast Center. The Subscriber System can communicate with the Broadcast Center, however, via modem when appropriate commands are sent over the Network, but the comparatively small amount of data traveling inward from the Subscriber System to the Broadcast Center makes it possible to operate the Network at minimal expense.

      In addition to tabulating local Playmaker responses and communicating with the Broadcast Center, the Subscriber System computer can generate local text inserts at the direction of the Group Subscriber, and can call up computer generated color graphics displays for various purposes, including advertisements sold for broadcast on the Network, all as directed by the Broadcast Center.

Network Programming

      The two-way interactive programming currently featured over the Network includes a variety of interactive sports and trivia games. The broadcast schedule includes between 14 and 17 hours of interactive programs per day. All present Network programming is structured to provide time for national, regional and local advertisements, as well as for local inserts, which permit each Group Subscriber to display announcements of promotional prices or other events at its business location. Communications holds licenses with major sports leagues which enable it to produce and deliver interactive games played in conjunction with live broadcasts of sporting events. Licenses are in place with the National Football League, National Hockey League, Major League Baseball as well as the Canadian Olympic Association.

      NTN Play-Along Games are played in conjunction with live, televised events. The best established of these is QB1, a game of football strategy which attracts over 30,000 participants each week across the Network. QB1 is designed to be played simultaneously with the broadcast of a live football game. In a typical Group Subscriber environment, QB1 players watch the televised football game and attempt to call the offensive play about to be played on the field. A QB1 player may enter his or her play selection from among 20 possible plays at any time up until the snap of the ball by pushing the appropriate keys on his Playmaker.

      As play unfolds on the field, a description of the play that actually takes place is transmitted by the Broadcast Center. The computer in the Subscriber System receives this information and compares it with the QB1 players' selections. Within seconds, it assigns a point value to each player's selection depending on the accuracy of the player's prediction. A dedicated local television monitor then displays that score, together with the names and rankings of the other QB1 players at the Group Subscriber location. The scores and rankings are updated after


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each play.

      DiamondBall is an interactive game played simultaneously with the broadcast of a live baseball game. With the use of the Playmaker, selections are made before the pitch which allow the player to predict the outcome. Possible choices include fly balls, ground balls, the direction of hits, walks, strikeouts and home runs. Points are awarded for correct calls and are tabulated and posted in the same manner as in QB1.

      PowerPlay is an interactive hockey game. Played simultaneously with a live, televised hockey game broadcast, the object of PowerPlay is to predict play opportunities that will result in goals or shots on goal. The game is divided into six separate scoring segments, with the winner being determined by the total points scored in all six segments. Participants use their Playmakers to enter player selections as well as to choose play sequences they believe will result in either a goal or a shot on goal.

      NTN Fantasy Games are fantasy league games played in conjunction with sporting events or rotisserie leagues. These include DreamTeam, a baseball fantasy league which enables subscribers, through interactive television, to draft actual baseball players and create whole teams; Hoops, a fantasy game in which players "manage" a professional all-star basketball team; Brackets, a basketball or hockey tournament prediction game; and Football Challenge, in which players make a weekly selection of winners of college and professional football games. Players playing these programs gain points based upon the level of their players and teams.

      NTN Premium Trivia Games are promotion-oriented weekly game shows that usually require an hour of participation. Prizes are awarded to the top finishers. Games include the following:

            Showdown is designed for competition among all participating Group Subscriber locations for major prizes. Not only do players compete among themselves at each location, but the comparative scores of different locations are also displayed to enhance competition. Showdown is broadcast one night each week, 52 weeks a year. Each hour-long show includes five separate competitive segments.

            Sports Trivia Challenge is currently broadcast on Thursday evenings and follows a format similar to Showdown, but focussed on sports. Players are invited to play 60 minutes of sports trivia, competing with players in other establishments across the Network.

            Spotlight, broadcast on Friday evenings, quizzes players about the world of show business and celebrities. This innovative game tests players' knowledge of the entertainment world, and polls their opinions on current media topics.

            Playback, broadcast on Saturday evenings, challenges players to answer questions on music news, trivia, song titles, and topics from a variety of musical genders from


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      classical to hip hop.

            Trivial Pursuit Interactive, scheduled on Tuesdays and Fridays, is the interactive television version of the popular trivia board game.

            Sports IQ is a weekly sports trivia game featured on Monday evenings.

      Half-hour interactive trivia games comprise the majority of the Network's programming. Countdown and Wipeout are designed for fast competitive play among participants at each Group Subscriber location. The Network broadcasts Countdown and Wipeout daily in half-hour segments. To play the game, players must answer a series of questions using the Playmaker. The faster the questions are answered correctly, the more points the player receives. After each question, the correct answer is displayed on the monitors, together with each player's answer and total score. In addition, the players' rankings are displayed. Each half-hour segment is separate, so that the display of scores and names is reset before the next segment begins. Other Network trivia games include:

            Hockey Hall of Fame Trivia is a specialty sports trivia program developed by the Company for exclusive distribution in Canada. Similarly, Players Raceworld Trivia and Toronto Blue Jays Trivia were developed by the Company in conjunction with the Players Racing Team and the Toronto Blue Jays Baseball Club, respectively. These specialty sports trivia games are sponsored and distributed exclusively on the Canadian portion of the Network.

            NightSide is a variety show and trivia game dealing with adult topics. It is broadcast one night each week, but may be repeated several times a week. Played like other Network games, players use Playmakers to answer a series of questions which are followed by jokes, quotes and interesting information. NightSide focuses more on entertainment than on competition and the content of the game is designed to foster discussion among players.

            For subscribers who demand a more challenging trivia game, the Network offers Brainbusters, in which players are asked trivia questions of greater difficulty. Viewer's Revue is a program which features trivia questions submitted by Network viewers.

            The Company launched a new interactive trivia game on August 20, 1997 in which every Wednesday night between 8:00 PM and 8:30 PM players are asked trivia questions pertaining to the past 100 years of Olympic history.

            Other trivia programs include Topix, half hour programs featuring new themes each day; Retroactive, featuring pop-culture trivia with 60s, 70s and 80s content; Football Trivia; and Football Weekend Roundup, a late evening football trivia game featured on Mondays.


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

Hospitality Market

      The Hospitality market remained the Company's largest traditional core business in the 1997 Fiscal Year. The Company positions the Network to prospects and clients as a means of attracting patrons (to play the games), retaining their patronage (as they return to play again), and increasing the length of time patrons stay in their establishment. As the number of repeat customers and their length of stay increases, the hospitality establishment has an increased opportunity to sell additional food and beverage.

      The Hospitality Group sales force targets the most potent Hospitality outlets in Canada, including a number of chain accounts. Attractive rental packages are in place to support the Company's sales efforts. The Company promotes the Network as one of the best and technically advanced forms of on-premises advertising to this market, offering long term repetitive exposure to a captive, attentive, and enthusiastic audience.

      Each hospitality end user receives the Subscriber System, including the equipment and license to the software, from the Company. In most instances, the customer rents the equipment from the Company. The Company, in turn, purchases equipment from several suppliers and the Playmaker devices from Communications. Following installation, each end user pays a monthly fee to the Company for the broadcast services.

      The Network programming includes advertising, promotional spots (promoting Network competitions and special events), and public service announcements. Ten minutes each hour are available for advertising and promotional spots. Each of the spots are designed to be fifteen seconds in length for a total of 40 spots per hour. Communications, at the direction of the Company, can insert advertising messages into its Network programming for any number or combination of Canadian Group Subscriber locations. In addition, messages can be broadcast over the entire Network or custom-tailored for any specific location or for Canada only.

      The advertising sales staff within the Hospitality Group sells advertising in blocks of two-fifteen second ad spots per hour for a total of fourteen hours per day. Selected program sponsorships are also sold, in which event the Company's graphics artists incorporate advertisers' logos and messages within a program's content. For example, the Player's Raceworld Trivia shows provide 30 minutes of commercial exposure each week for the Player's Racing Team. Such sponsorships provide advertisers with premium exposure within a sponsored program.

      Advertising and sponsorship revenues for the 1997 Fiscal Year were Cdn$246,090 (US$177,234). Canadian Network sponsors also contributed prizes for Network game winners, with a total retail value in excess of Cdn$150,000 (US$108,030).

Corporate Market

      The Corporate Events/Home Market Group continues to market, develop, and deliver a variety of corporate training, testing, and entertainment programs to a blue chip clientele across


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Canada and abroad. The Company promotes its products and services to this market through a direct sales staff, as well as through event agencies whose sales forces sell NTNIN services as part of a full service offering. These agencies generated a number of events at national sales meetings and conferences during the 1997 Fiscal Year. Agents which sell or resell these services do not operate under contract to the Company or NTNIN and they are compensated, on a commission basis, when payment is received for their "sales". None of these firms have "exclusive" arrangements with the Company or NTNIN.

      The marketing focus changed in the 1997 Fiscal Year to attract more extended and repeat corporate events. The Corporate Events/Home Market Group is targeting vertical markets, including the pharmaceutical, automotive, banking, and insurance industries. These industries have diversified workforces spread throughout the country, requiring effective and compelling communications tools, which Management believes the Company provides.

      The Group also introduced a new product in the 1997 Fiscal Year which targeted the human resources departments of large corporations. This product enables corporate trainers to develop interactive programs and operate the interactive systems on their own. A monthly license fee will be charged to such clients and will be set at an affordable rate to attract volume sales.

      The Company has permanent systems installed at several high profile venues, including one in the exhibit area of the Hockey Hall of Fame in Toronto. Another system, located in a large kiosk at GM Place in Vancouver, quizzes passersby about the General Motors products being promoted. These popular installations support the Company's efforts to put its systems and programs into interesting, involving and profitable use in a variety of Corporate and Retail venues.

Home Market

      The Corporate Events/Home Market Group has recently begun preparations to market programs, similar to those offered on the Network, to the home consumer market via the Internet and enhanced distribution systems being introduced by telephone companies and cable system operators. The home market programs are intended to provide multi-player interactive games through home computers and televisions with access to third party services such as gateway services, corporate and commercial World Wide Web sites, and interactive cable systems.

      The Company entered into a contract with AOL Canada which is intended to lead to providing AOL Canada with a selection of Canadian oriented interactive game content for use by subscribers of this gateway service. AOL Canada has approximately 200,000 subscribers.

      The Company has also entered into agreements, together with Communications, to provide interactive game content for "tsn.ca", the World Wide Web site of TSN The Sports Network, the leading sports television specialty service in Canada, Discovery Channel exn.net (Canada) and to provide interactive game content for Bell Canada's broadband interactive television trials in London, Ontario and Repentigny, Quebec. Consumer trials are expected to be launched later in January 1998. The Company is also providing interactive game content for


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

N.B. Tel's internet service, called VIBE. The Company's games are currently being utilized by VIBE subscribers.

      The Company has also entered into an agreement with Videoway Communications ("Videoway"), a cable service provider in Canada, pursuant to which the Company is providing a selection of interactive games for use by Videoway's cable subscribers.

      Communications has considerable experience in providing interactive entertainment programming to the home market through its affiliation with GTE MainStreet, America OnLine, GEnie, and others. Communication's sizable catalogue of interactive games, exclusive licenses for the delivery of major league interactive sports, over twelve years of continuous development, programming, and broadcasting of IATV programs leads the Company to believe that both Communications and the Company are well positioned for the future in this market.

Sales and Marketing

      The marketing of the Network in Canada is conducted by the Company's direct sales force and through a regional sublicensee. This sublicensee, in turn, is expected to market the system to end-users, primarily Group Subscribers.

      A Sublicense agreement exists for the Province of British Columbia. The sublicensee receives a commission based solely upon its ability to market the Network within its exclusive territory. During the year ended August 31, 1997, commissions of Cdn$190,107 (US$136,915) were paid to the British Columbia sublicensee.

      The sublicensee is responsible for marketing the Network to end-user establishments in its territory in a manner consistent with the Company's policies and directives. The sublicense agreement is generally for a ten-year term and provides for the payment of a one-time sublicense fee and for the payment of commissions by the Company based upon Company Group Subscriber revenues derived from the sublicensee's exclusive region. In areas where the Company does not have an exclusive sublicensee, the Company markets the Network directly.

      At present, Communications has distribution arrangements with gateway services, systems which operate in conjunction with home personal computers through telephone lines. These services currently have in excess of 15,070,000 subscribers worldwide, of which America OnLine (AOL) has approximately 10 million worldwide, and AOL Canada has approximately 200,000 in Canada. As of the end of the 1997 Fiscal Year, the Company had only one direct agreement or arrangement with any provider of gateway services. The Company's revenues will include the Canadian portion of revenues received by Communications from other gateway services.

Education

      Communications has been active for several years in bringing interactive systems and services to the education field. Through its subsidiary LearnStar Corp. ("LearnStar"),


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Communications developed LearnStar, a system and curriculum software for distance learning and in-class use. LearnStar's products and services were introduced to the education market in the United States in early 1995 and has been licensed to approximately 170 schools to date.

      LearnStar's products and services are targeted at schools and teachers who are seeking an educational tool to increase student interest in learning via interactive competitions in the classroom. The system enables a school to evaluate the academic proficiency of the students, while creating an enjoyable environment in which students seem more apt to participate. Using similar technology to that used by the Network, the LearnStar interactive learning system can conduct academic competitions, collect data for surveys and provides local, regional and national testing capabilities. All of these products and services can be utilized within a single classroom, at one distinct site, or at multiple schools throughout the country, all with instantaneous feedback.

      The Company has continued to investigate market opportunities for LearnStar in Canada. Management believes the education market could become a growth area for the Company in the coming years. Following the acquisition of the Magic Lantern Group in October 1996, the Company determined that plans for the introduction of LearnStar in Canada should be developed in concert with Magic and this process is presently underway. LearnStar has granted to the Company the exclusive license to market its products and services for educational applications throughout Canada.

Other Markets

      Communications has created a wholly-owned subsidiary called IWN, Inc. ("IWN") which is developing interactive gaming applications. IWN's initial focus is on pari-mutuel wagering, with planned expansion into other gaming venues. The Company intends to periodically review IWN's development with Communications to clarify how the Company could benefit when interactive gaming begins in Canada. The Company has not invested any funds in the gaming application development project, has not evaluated the interactive gaming market in Canada, and has made no commitments or plans to expand into lotteries, casinos, and pari-mutuel betting.

Dependency Upon NTN Communications, Inc.

      All programming for the Network is furnished by Communications and is supplied through independent transmission companies. In addition, Communications is the Company's sole supplier of selected components of Network subscriber systems including Playmakers. The Company has no equity interest in Communications and the long term viability of the Company's Network business is dependent upon the continued availability of broadcast services originating at Communications' Broadcast Center. If Communications ceases operations or terminates broadcast services, the Company believes, but cannot assure, that services of the nature, quantity, and quality currently provided by Communications would become available from others. Any interruption in broadcast services would result in an interruption in those broadcast services normally delivered to Group Subscriber. Other Company services would continue, including the availability of interactive programmes and games. The Company has not formulated plans for action which would be taken should Communications cease operations or alter the availability or terms of continued availability of broadcast services.

      Accordingly, the Company is substantially dependent upon the continued existence of Communications. Based upon its Annual Report on Form 10-K for its fiscal year ended December 31, 1996, Communications reported a net income (loss) of approximately US$(22,952,000), US$(3,948,000) and US$707,000 for the years ended December 1996, 1995 and 1994, respectively. According to its latest Quarterly Report on Forms 10-Q, Communications reported a net loss of approximately US$9,709,000 for the nine months ended September 30, 1997 and had shareholders' equity of US$4,344,000 and a working capital deficiency of US$5,838,000 at September 30, 1997.

Competition

      The Company currently operates in a number of markets. The traditional core businesses focus on the Hospitality industry, to which the Company markets the Network as a revenue generating marketing tool; and the broader corporate market, to which the Company offers its technology and programs as an effective medium with which to deliver interactive training and testing programs, and as a compelling information and entertainment medium for corporate events and trade shows.

      During the 1996 Fiscal Year, the Hospitality Group became aware of a new entertainment system attempting to enter the Hospitality market. Called Sports Active, this system offers only two programs, a football game and a trivia game. The football game, for which players are charged a per game fee, can be played by only two customers at a time, is based on prerecorded game simulations between non-professional "generic" football teams, and lasts approximately 30 minutes. The trivia game is a variation of a CD-Rom based game released to the retail market approximately one year ago. While it is visually entertaining, it requires audio and the Company believes this is a significant drawback in the restaurant environment in which it is being marketed. The Company does not believe this will be a significant competitive entry.

      The Company has not experienced the impact of any direct competition in its corporate market to date. The Company defines "direct competition" as other providers of products or services which offer similar features and benefits to customers. The Company is not aware of other companies marketing interactive television services of a comparable nature, within its client base or target groups, in any manner which competes with the Company. NTNIN tries to position its products and services so they are not directly comparable to any products or services available elsewhere.

Magic Lantern Group

      The Magic Lantern Group of companies operates in five principal markets. Magic Lantern Communications Ltd. markets and distributes an exclusively licensed library of educational video titles to schools, school boards, and Ministries of Education across Canada. Compared to the total business volumes of the 28 members of the Canadian Media Producers and Distributors Association of Canada trade association, it is believed Magic has approximately a 20% share of the grades K-12 market, making it the dominant player in this, Magic's primary market. Magic's exclusive distribution rights enable it to not compete for the sale of specific titles, but for a share of the available media buying budget within each educational jurisdiction. Several years ago, Magic began accumulating digital delivery rights for the titles it distributes, and approximately 75% of all titles in its library include such rights. It is believed that this extensive library of titles with digital delivery rights will favorably position Magic as distribution technologies and delivery systems migrate to digital formats - a process which is already underway in Canada.

      Custom Video provides video dubbing and conversion services, primarily in the Southern Ontario market. Dozens of competitors exist in this area, and Custom Video's market share is unknown. Approximately 45-50% of Custom Video's current business is from Magic and its subsidiary, BCLC. The remainder is from a growing number of repeat commercial clients which rely on Custom Video to provide timely delivery of quality duplications at competitive prices, and from a small amount of walk-in business traffic. In the past twelve months, Custom Video has upgraded and increased its capacity in order to ensure it satisfies the steady increase in demand for its services.

      B.C. Learning Connection has traditionally operated under an exclusive arrangement with the British Columbia Ministry of Education to provide marketing and fulfilment services for educational videos in the B.C. school system. The Company is presently negotiating to extend the term of this arrangement.

      Sonoptic Technologies Inc., located in Saint John, New Brunswick, operates a digital video facility which converts analog video to digital video formats suitable for distribution through the Internet, as well as through broadband distribution networks being established by telephone and cable companies in Canada and elsewhere. This is a relatively new type of business and, while there are numerous "low-end" service providers entering the market in North America, there are no clear leaders or dominant players which have emerged. Sonoptic has been granted preferential supplier status by NBTel, the provincial telephone company in New Brunswick, for the conversion of video materials which will be delivered on its broadband network, now being introduced in the province. Sonoptic is also positioning itself as the premier source for digital video consulting and conversion services within the key markets which are expected to emerge in the next two to three years.

      Viewer Services, a new joint venture company 50% owned by Magic, was created to assume the inbound telemarketing and product fulfilment business previously operated by TVOntario, the provincial educational television broadcaster in Ontario. Viewer Services began operations in November 1996 and focuses on assuming and building the fulfilment services associated with TVOntario programming. It has expanded its base of broadcast clients and now provides similar services for VISION TV and the Knowledge Network. In this regard it has no direct competition.

Interlynx Multimedia

      The Company, effective as of September 1, 1997, acquired 51% of the shares of Interlynx Multimedia, Inc. of Toronto ("Interlynx"). The acquisition was paid for with a combination of cash and issuance of shares.

      Interlynx is a leader in designing and developing educational and corporate multimedia, programming for CD-ROMS and Web Sites and animation and 3-D rendering. Their sales are targeted for both local and international markets. The acquisition is designed to bolster the Company's production capabilities and assist in the development of high-speed broadband contracts.

      Interlynx also owns 60% of Interlynx International, Inc, the marketing and sales arm of Interlynx which is responsible for the international distribution of all CD-ROM products, licensing and partnerships in other countries.

Employees

      The Company has 99 employees in the 8 subsidiaries consisting of 10 executives, 19 salespersons, 30 persons involved in technical and warehouse services, 12 involved in graphic development, 12 clerical staff, 7 in marketing and 9 individuals involved in finance and administration. Employee relationships are solid and the Company believes its planned staff to be adequate for its anticipated needs.

Risk Factors

      Prospective investors should carefully consider the following factors, in addition to the other information contained in this Registration Statement, in evaluating an investment in the Securities offered hereby. This Registration Statement contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Registration Statement.

      The ownership and trading of shares of common stock of the Company are speculative and offer a high degree of risk, including, but not necessarily limited to, the risk factors described below. One should carefully consider the following risk factors inherent and affecting the business of the Company before making an investment decision.

Reliance on NTN Communications, Inc. All programming for the Network is furnished by Communications and is supplied through independent transmission companies. In addition, Communications is the Company's sole supplier of selected components of Network subscriber systems including Playmakers. The Company has no equity interest in Communications and the long term viability of the Company's Network business is dependent upon the continued availability of broadcast services originating at Communications' Broadcast Center. If Communications ceases operations or terminates broadcast services, the Company believes, but cannot assure, that services of the nature, quantity, and quality currently provided by Communications would become available from others. Any interruption in broadcast services would result in an interruption in those broadcast services normally delivered to Group Subscribers. Other Company services would continue, including the availability of interactive programmes and games. The Company has not formulated plans for action which would be taken should Communications cease operations or alter the availability or terms of continued availability of broadcast services.

            Accordingly, the Company is substantially dependent upon the continued existence of Communications. Based upon its Annual Report on Form 10-K for its fiscal year ended December 31, 1996, Communications reported a net income (loss) of approximately US$(22,952,000), US$(3,948,000) and US$707,000 for the years ended December 1996, 1995 and 1994, respectively. According to its latest Quarterly Report on Forms 10-Q, Communications reported a net loss of approximately US$9,709,000 for the nine months ended September 30, 1997 and had shareholders' equity of US$4,344,000 and a working capital deficiency of US$5,838,000 at September 30, 1997..

Credit Risk of Customer Base. In common with many businesses, credit risk is dependent upon the type of customer which the Company supplies. A large percentage of the Company's customers are in the food and beverage industry. This industry traditionally has a higher than average failure rate, which could result in the inability to collect substantial sums of monies owed to the Company each year.

Satellite Malfunctions. Due to the dependence on satellite technologies, an operating failure to one or more of the broadcast satellites depended upon by the Company could conceivably render the whole network useless for an indefinite period of time.

Dependence upon Licenses with Sports Leagues or other Companies. Pursuant to licenses with Major League Baseball, National Football League, National Hockey League, and the Canadian Olympic Authority, the Company produces and delivers interactive games played in conjunction with live broadcasts of sporting events. There is no guarantee that upon the expiration of the license with the sports leagues that the licenses will be renewed. The inability to renew any of these licenses may have material adverse effects upon the Company. The Company additionally has licensed educational software through its LearnStar Corp. subsidiary to approximately 170 schools throughout Canada. The inability to renew any of these licenses may have material adverse effects upon the Company.

Advertising. While the Company is not wholly dependant upon advertising revenue, any adverse economic condition can cause advertising and sponsorship revenues to fall to levels that could adversely affect the Company's financial condition.

No Dividends. To date, the Company has not paid any dividends on its Common Stock and it does not expect to declare or pay dividends on the Common Stock in the foreseeable future.

Dilution. As at August 31, 1997, there are 363,000 shares of Common Stock reserved for issuance upon the exercise of stock options outstanding under the Company's Stock Option Plan (the "Long-Term Incentive Plan"). All of the foregoing options are currently exercisable. To the extent the market price of Common Stock at the time of exercise exceeds the exercise price, the exercise of the foregoing options will have a dilutive effect on the Company's shareholders.

            In accordance with the Share Purchase Agreement and two Non-negotiable Promissory Notes dated the 1st day of October 1996, the Company could potentially issue 147,290 shares of the Common Stock of the Company to the sellers of Magic Lantern, in lieu of cash payment. The issuance of the 147,290 shares will have a dilutive effect on the shares of the Company.

            The Company has in the past and may in the future acquire one or more companies with payment with the Company's stock in lieu of cash payment. Such acquisitions will have a dilutive effect on the shares of the Company.

Indemnification of Directors and Officers. The Company has taken out insurance for each director and officer of the Company against liabilities imposed upon him (including reasonable amounts paid in settlement) and expenses incurred by him in connection with any claim made against him or any action, suit or proceeding to which he may be a party by reason of his being or having been a director or officer of the Company. The foregoing may reduce the likelihood of derivative litigation against directors and may discourage or deter shareholders or management from suing directors for breaches of their duty of care, even though such an action, if successful, might otherwise benefit the Company and its shareholders. See "Management -- Indemnification of Directors and Officers."

Technological Change. The computer and interactive industries are subject to rapid and significant technological change, and the ability of the Company to compete is dependent in large part upon its continued ability to enhance and improve its products and technologies. In order to do so, the Company must effectively utilize and expand its research and development capabilities, and, once developed, expeditiously convert new technology into products and processes which can be commercialized. The Company's competitors may succeed in tapping into markets previously monopolized by the Company by developing technologies, products and processes that render the Company's processes and products obsolete. The Company's development efforts are subject to all the risks inherent in the development of new products and technologies, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to satisfactorily complete development, which could result in abandonment or substantial change in product commercialization. There can be no assurance that product development efforts will be successfully completed on a timely basis, or at all, or that unanticipated events will not occur which would result in increased costs or material delays in product development or commercialization. See "Business -- Competition;" "Business --

Research & Development."

Industry Factors. Sales of the Company's products, especially the Hospitality Market, are dependant on discretionary spending by consumers, which may be adversely affected by unfavorable economic conditions. Any decrease in the level of consumer spending on Network Programming, corporate spending on the Corporate Market, or adverse conditions on any corporation or company relied upon in any way by the Company could adversely affect the Company's proposed business and prospects. The Company's future operating results will depend on numerous factors beyond its control, including the popularity of the sports leagues licensing products to the Company, the continued financial health of NTN Communications, Inc., the renewal of LearnStar Corp.'s school licenses, local economic conditions, changes in consumer demographics, the availability and relative popularity of other forms of entertainment, and public tastes and preferences, which may change rapidly and cannot be predicted.

Item 2. Financial Information

            The following table sets forth a summary of selected financial information regarding the Company and its subsidiaries, consolidated, for each of the five fiscal years ended August 31, 1997. For the convenience of the reader, the selected financial information is also given in U.S. dollars, converted at the Noon Buying Rate in effect at the end of the period to which the amount relates. (For applicable Noon Buying Rates, see "Exchange Rates" preceding Item 1 above.)

Statement of Operations Data (Canadian Dollars):

                                                                          Year Ended August 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1997              1996              1995                1994            1993
                                                    ----              ----              ----                ----            ----

Operating revenues.....................        Cdn$10,351,689    Cdn$6,318,251      Cdn$4,559,382      Cdn$3,147,980   Cdn$2,770,479
Cost of sales..........................             3,395,898        2,223,916          1,701,629          1,244,462       1,268,250
Gross profit...........................             6,955,791        4,094,335          2,857,753          1,903,518       1,502,229
Net income.............................               609,387          541,059            357,535             75,694          55,811
Net income per share...................                   .23              .23                .17                .05             .07
Weighted average number of
 shares outstanding....................             2,694,734        2,392,548          2,146,226          1,517,348         779,097

Balance Sheet Data (Canadian Dollars):

                                                                                August 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1997              1996              1995                1994            1993
                                                    ----              ----              ----                ----            ----

Total assets...........................        Cdn$14,287,602    Cdn$9,883,093      Cdn$8,352,670      Cdn$3,575,115   Cdn$3,043,832
Long-term obligations..................             2,185,249              -0-                -0-                -0-          18,804
Shareholders' equity...................             9,488,648        8,877,434          7,536,411          2,338,277       2,148,719

Statement of Operations Data (United States Dollars):

                                                                          Year Ended August 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1997              1996              1995                1994            1993
                                                    ----              ----              ----                ----            ----

Operating revenues.....................          US$7,455,304     US$4,616,917       US$3,394,418       US$2,295,785    US$2,097,576
Cost of sales..........................             2,445,731        1,830,963          1,266,847            907,571         960,214
Gross profit...........................             5,009,573        2,785,954          2,127,571          1,388,214       1,137,363
Net income.............................               438,882          395,366            266,182             55,203          42,255
Net income per share...................                   .16              .17                .12                .04             .05
Weighted average number of
 shares outstanding....................             2,694,734        2,392,548          2,146,226          1,517,348         779,097

Balance Sheet Data (United States Dollars):


                                                                                August 31,
                                       ---------------------------------------------------------------------------------------------
                                                    1997              1996              1995                1994            1993
                                                    ----              ----              ----                ----            ----

Total assets...........................         US$10,289,955     US$7,221,844       US$6,218,486       US$2,607,289    US$2,304,537
Long-term obligations..................             1,573,820              -0-                -0-                -0-          14,237
Shareholders' equity...................             6,833,740        6,486,981          5,610,788          1,705,278       1,626,831

            No cash dividends have been declared for any of the fiscal years presented above.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Introduction

      The financial statements of the Company and the information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations are expressed in Canadian dollars. For the convenience of the reader, in this Management's Discussion and Analysis, certain financial amounts are also given in U.S. dollars, converted at the Noon Buying Rate in effect at the end of the period to which the amount relates, or the exchange rate on the date specified herein. (For applicable Noon Buying Rates, see "Exchange Rates" preceding Item 1 above). As the Noon Buying Rate fluctuates daily, financial comparisons between periods expressed in U.S. dollars do not accurately reflect the true difference in the Company's financial position or results of operations between periods. Accordingly, the comparisons between periods presented below, both in dollar amounts and as percentages from prior periods, are expressed in Canadian dollars only.

      The Company's acquisitions of Magic and Viewer Services were made effective October 1, 1996 and October 10, 1996, respectively. Both acquisitions were accounted for as purchases. Accordingly, the Company's results of operations for the 1997 Fiscal Year reflect the operating results of the Magic Lantern Group, while the Company's results of operations for the 1996 Fiscal Year do not reflect the operating results of the Magic Lantern Group.

Results of Operations

Year Ended August 31, 1997 Compared to Year Ended August 31, 1996

      Revenues. Revenues from program content services for the 1997 Fiscal Year were Cdn$3,932,912 (US$2,832,490), compared to Cdn$3,520,814 (US$2,572,754) for the Company's fiscal year ended August 31, 1996 (the "1996 Fiscal Year"), an increase of Cdn$412,098 or 11.7%. This increase is primarily the result of an increase in the average number of sites outstanding in 1997 when compared to the average number of sites outstanding in 1996.

      Revenues from equipment rental were Cdn$1,642,305 (US$1,182,791), compared to Cdn$959,153 (US$700,879) for the 1996 Fiscal Year, an increase of Cdn$683,152 or 71.2%. This increase is primarily the result of an increase in the average number of rental systems outstanding in 1997 when compared to the average number of rental systems outstanding in 1996.

      Revenues from event programming for the 1997 Fiscal Year were Cdn$434,965 (US$313,263), compared to Cdn$409,722 (US$299,395) for the 1996 Fiscal Year, an increase of Cdn$25,243 or 6.2%. This increase is due primarily to increased initiatives in this area in 1997.

      Revenues from maintenance services were Cdn$539,349 (US$388,440) for the 1997 Fiscal Year, compared to Cdn$476,533 (US$348,216) for the 1996 Fiscal Year, an increase of Cdn$62,816 or 13.2%. This increase is primarily the result of an increase in the average number of systems and rental Playmakers outstanding in 1997 when compared to the average number outstanding in 1996.

      Revenues from equipment sales, which were Cdn$144,748 (US$104,248), remained relatively constant when compared to Cdn$148,330 (US$108,389) for the 1996 Fiscal Year, a decrease of Cdn$3,582 or 2.4%. This decrease is reflective of the Company's initiatives in introducing a rental equipment program over 2 years ago.

      Revenues from ad sponsorship were Cdn$246,090 (US$177,234) for the 1997 Fiscal Year, compared to Cdn$198,989 (US$145,407) for the 1996 Fiscal Year, an increase of Cdn$47,101 or 23.7%. This increase is primarily the result of increased initiatives in this area.

      Revenues from video sales and video dubbing, as earned by the Magic Lantern Group, were Cdn$2,277,768 (US$1,640,452) and Cdn$399,082 (US$287,420)
respectively, for the 1997 Fiscal Year, the first year of ownership by the Company.

      Other revenues, as earned by NTNIN and NTN Canada Inc., which consist primarily of revenue from internet services and interest income, were Cdn$595,168 (US$428,641), compared to Cdn$604,710 (US$441,878) for the 1996
Fiscal Year, a decrease of Cdn$9,542 or 1.6%. Other revenues, as earned by the Magic Lantern Group, consist primarily of revenue from video conversion services. Revenues in this area were Cdn$139,302 (US$100,326) for the 1997 Fiscal Year, the first year of ownership by the Company.

      As a result of the foregoing, the Company's total revenues were Cdn$10,351,689 (US$7,455,304), compared to Cdn$6,318,251 (US$4,616,917) for the
1996 Fiscal Year, an increase of Cdn$4,033,438 or 63.8%. Excluding total revenues from the Magic Lantern Group of Cdn$2,816,152 (US$2,028,197), revenues were Cdn$7,535,537 (US$5,427,106) for the 1997 Fiscal Year, compared to revenues of Cdn$6,318,251 (US$4,616,917) from the 1996 Fiscal Year, an increase of Cdn$1,217,286 or 19.3%.

      Cost of Sales. Commissions for the 1997 Fiscal Year were Cdn$1,757,922 (US$1,266,058), compared to Cdn$1,549,729 (US$1,132,429) for the 1996 Fiscal
Year, an increase of Cdn$208,193 or 13.4%. This increase is primarily the result of an increase in the average number of sites outstanding in 1997 compared to the average number outstanding in 1996. Since the amount the Company is billed by Communications is a direct function of the number of sites, an increase in the number of average sites outstanding in 1997 would result in higher commissions payable to Communications in 1997, than the level experienced in 1996. As a percentage of the Company's total revenues, such costs decreased to 17.0% for the 1997 Fiscal Year from 24.5% for the 1996 Fiscal Year. This decrease is primarily the result of an increase in sales which are not commissionable, including sales made by the Company's direct sales force who do not receive commission, and revenues from the Magic Lantern Group for the year.

      Equipment costs were Cdn$258,701 (US$186,317), compared to Cdn$298,243 (US$217,934) for the 1996 Fiscal Year, a decrease of Cdn$39,542 or 13.2%. As a percentage of the Company's total revenues, such costs decreased to 2.5% for the 1997 Fiscal Year from 4.7% for the 1996 Fiscal Year. This decrease, both in total amount and as a percentage of total revenue, is primarily the result of a decreased level of equipment sales, in 1997 when compared to the level of equipment sales in 1996, resulting from the continued success of the rental program.

      Video and video dubbing costs, originating from the Magic Lantern Group, were Cdn$797,636 (US$574,459) and Cdn$212,072 (US$152,735), for the 1997 Fiscal
Year. As a percentage of the Company's total revenues, these costs were 7.7% and 2.0%.

      Other costs, originating from activities of NTNIN, were Cdn$359,886 (US$259,190), compared to Cdn$375,944 (US$274,712) for the 1996 Fiscal Year, a decrease of Cdn$16,058 or 4.3%. As a percentage of the Company's total revenues, such costs decreased to 3.5% for the 1997 Fiscal Year from 6.0% for the 1996 Fiscal Year. Other costs, originating from the activities of the Magic Lantern Group, were Cdn$9,681 (US$6,972) for the 1997 Fiscal Year, which were 0.1% of the Company's total revenues.

      As a result of the foregoing, the Company's total cost of sales was Cdn$3,395,898 (US$2,445,731), compared to Cdn$2,223,916 (US$1,625,076) for the
1996 Fiscal Year, an increase of Cdn$1,171,982 or 52.7%. Excluding the Magic Lantern Group's cost of sales of Cdn$1,019,389 (US$734,166), cost of sales were Cdn$2,376,509 (US$1,711,566) in the 1997 Fiscal Year, compared to Cdn$2,223,916
(US$1,625,076) in the prior year, an increase of $152,593 or 6.9%. Total gross margins improved to 67.2% in the 1997 Fiscal Year from 64.8% in the 1996 Fiscal Year, and excluding the Magic Lantern Group, the gross margin improved to 68.5% in the 1997 Fiscal Year.

      Expenses. Selling, general and administrative expenses for the 1997 Fiscal Year were Cdn$4,786,519 (US$3,447,259), compared to Cdn$2,642,853 (US$1,931,204)
for the 1996 Fiscal Year, an increase of Cdn$2,143,666 or 81.1%. These expenses for the 1997 Fiscal Year, excluding those of the Magic Lantern Group of Cdn$1,394,541 (US$1,004,351), totaled Cdn$3,391,978 (US$2,442,908), compared to
Cdn$2,642,853 (US$1,931,204) for the 1996 Fiscal Year, an increase of Cdn$749,125 or 28.3%. As a percentage of the Company's total revenues, total selling, general and administrative expenses increased to 46.2% for the 1997 Fiscal Year from 41.8% for the 1996 Fiscal Year. This increase in percentage is primarily the result of the addition of staff and rising salaries in 1997, when compared to 1996.

      Bad debts expense was Cdn$48,284 (US$34,774), compared to Cdn$54,990 (US$40,183) for the 1996 Fiscal Year, a decrease of Cdn$6,706 or 12.2%. As a percentage of the Company's total revenues, such costs decreased to 0.5% for the 1997 Fiscal Year from 0.9% for the 1996 Fiscal Year. This decrease is primarily the result of an overall improvement in the management of the Company's accounts receivable.

      Interest and bank charges for the 1997 Fiscal Year were Cdn$109,834 (US$79,103), compared to Cdn$8,657 (US$6,326) for the 1996 Fiscal Year, an increase of Cdn$101,177 or 1168.7%. As a percentage of the Company's total revenues, such costs increased to 1.1% for the

1997 Fiscal Year from 0.1% for the 1996 Fiscal Year. This increase is the result of the increased debt load assumed upon the Magic Lantern Group Acquisition.

      Depreciation and amortization for the 1997 Fiscal Year were Cdn$952,145 (US$685,736), compared to Cdn$383,776 (US$280,436) for the 1996 Fiscal Year, an increase of Cdn$568,369 or 148.1%. As a percentage of the Company's total revenues, such costs increased to 9.2% for the 1997 Fiscal Year from 6.1% for the 1996 Fiscal Year. This increase is the result of both depreciation on the increased amount of rental equipment in the field, attributable to an increased number of average rental sites outstanding in 1997, and amortization of goodwill associated with the purchase of the Magic Lantern Group.

      Income Taxes. Provision for income taxes was Cdn$433,900 (US$312,495) for the 1997 Fiscal Year, compared to Cdn$463,000 (US$338,327) for the 1996 Fiscal Year, a decrease of Cdn$29,100 or 6.3%. The provision for taxes is lower in 1997 when compared to the 1996 provision due to a lower level of taxable income experienced in 1997.

      Net Income. As a result of all of the above, the Company's net income for the 1997 Fiscal Year was Cdn$609,387 (US$438,882), compared to Cdn$541,059 (US$395,366) for the 1996 Fiscal Year, an increase of Cdn$68,328 or 12.6%. This represents a decrease in net income as a percentage of total revenues to 5.9% in the 1997 Fiscal Year from 8.6% in the 1996 Fiscal Year.

Year Ended August 31, 1996 Compared to Year Ended August 31, 1995

      Revenues. Revenues from program content services for the 1996 Fiscal Year were Cdn$3,520,814 (US$2,572,754), compared to Cdn$2,772,319 (US$2,063,966) for the Company's fiscal year ended August 31, 1995 (the "1995 Fiscal Year"), an increase of Cdn$748,495 or 27%. This increase was primarily the result of a net increase of 100 Network locations during the year.

      Revenues from equipment rental were Cdn$959,153 (US$700,879), compared to Cdn$517,950 (US$385,609) for the 1995 Fiscal Year, an increase of Cdn$441,203 or 85.2%. This increase was primarily the result of an increase in the number of rental systems and an increase in the number of Playmakers per system installed in Group Subscriber locations.

      Revenues from event programming for the 1996 Fiscal Year were Cdn$409,722 (US$299,395), compared to Cdn$373,477 (US$278,050) for the 1995 Fiscal Year, an increase of Cdn$36,245 or 9.7%. This increase was primarily the result of sales efforts leading to a greater number of higher revenue-producing events.

      Revenues from maintenance services were Cdn$476,533 (US$348,216), compared to Cdn$381,008 (US$283,657) for the 1995 Fiscal Year, an increase of Cdn$95,525 or 25.1%. This increase was primarily the result of an increase in the number of systems and rental Playmakers installed in Group Subscriber locations.

      Revenues from equipment sales were Cdn$148,330 (US$108,389), compared to Cdn$215,152 (US$160,179) for the 1995 Fiscal Year, a decrease of Cdn$66,822 or 31.1%. This decrease was primarily the result of a majority of Group Subscribers preferring the system rental program which was begun two years earlier, as evidenced by the increase in revenues from equipment rental.

      Ad sponsorship revenues increased to Cdn$198,989 (US$145,407) in Fiscal Year 1996 from Cdn$18,414 (US$13,709) in the prior year, an increase of Cdn$180,575 or 980.6%. this increase was primarily due to increased advertising and sponsorship revenues from a larger number of advertisers.

      Other revenues, consisting primarily of interest income and revenues from internet services, were Cdn$604,710 (US$441,878), compared to Cdn$281,062 (US$209,248) for the 1995 Fiscal Year, an increase of Cdn$323,648 or 115.2%. This increase is primarily the result of increased revenues from internet services, which were new in 1996.

      As a result of the foregoing, the Company's total revenues were Cdn$6,318,251 (US$4,616,917), compared to Cdn$4,559,382 (US$3,394,418) for the
1995 Fiscal Year, an increase of Cdn$1,758,869 or 38.6%.

      Cost of Sales. Commissions for the 1996 Fiscal Year were Cdn$1,549,729 (US$1,132,429), compared to Cdn$1,340,196 (US$997,764) for the 1995 Fiscal Year,
an increase of Cdn$209,533 or 15.6%. As a percentage of the Company's total revenues, such costs decreased to 24.5% for the 1996 Fiscal Year from 29.4% for the 1995 Fiscal Year. This decrease is primarily the result of an increase in sales which are not commissionable, including sales made by the Company's direct sales force who do not receive commission.

      Equipment costs were Cdn$298,243 (US$217,934), compared to Cdn$198,344 (US$147,665) for the 1995 Fiscal Year, an increase of Cdn$99,899 or 50.4%. As a percentage of the Company's total revenues, such costs increased to 4.7% for the 1996 Fiscal Year from 4.4% for the 1995 Fiscal Year. This increase, both in total amount and as a percentage of total revenue, is primarily the result of increased refurbishing costs related to equipment at Group Subscriber locations.

      Other costs were Cdn$375,944 (US$274,712), compared to Cdn$163,089 (US$121,418) for the 1995 Fiscal Year, an increase of Cdn$212,855 or 130.5%. As a percentage of the Company's total revenues, such costs increased to 6.0% for the 1996 Fiscal Year from 3.6% for the 1995 Fiscal Year. This increase is primarily the result of costs associated with advertising and sponsorships and event programming which were new in the 1996 Fiscal Year.

      As a result of the foregoing, the Company's total costs of sales were Cdn$2,223,916 (US$1,625,076), compared to Cdn$1,701,629 (US$1,266,847) for the
1995 Fiscal Year, an increase of Cdn$522,287 or 30.7%, and total gross margins improved to 64.8% in the 1996 Fiscal Year from 62.7% in the 1995 Fiscal Year.

      Expenses. Selling, general and administrative expenses for the 1996 Fiscal Year were Cdn$2,642,853 (US$1,931,204), compared to Cdn$2,043,369 (US$1,521,269)
for the 1995 Fiscal Year, an increase of Cdn$599,484 or 29.3%. As a percentage of the Company's total revenues, such expenses decreased to 41.8% for the 1996 Fiscal Year from 44.8% for the 1995 Fiscal Year. This decrease in percentage is primarily the result of improved utilization of staff and resources, as well as the Company's existing physical premises having the capacity to serve it without additional cost as revenues increased.

      Bad debts expense was Cdn$54,990 (US$40,183), compared to Cdn$57,653 (US$42,922) for the 1995 Fiscal Year, a decrease of Cdn$2,663 or 4.6%. As a percentage of the Company's total revenues, such costs decreased to 0.9% for the 1996 Fiscal Year from 1.3% for the 1995 Fiscal Year. This decrease is primarily the result of an overall improvement in the management of the Company's accounts receivable.

      Interest and bank charges for the 1996 Fiscal Year were Cdn$8,657 (US$6,326), compared to Cdn$28,311 (US$21,077) for the 1995 Fiscal Year, an decrease of Cdn$19,654 or 69.4%. As a percentage of the Company's total revenues, such costs decreased to 0.14% for the 1996 Fiscal Year from 0.62% for the 1995 Fiscal Year. This decrease is primarily the result of the full payment of a mortgage on the Company's building in October 1995.

      Depreciation and amortization for the 1996 Fiscal Year were Cdn$383,776 (US$280,436), compared to Cdn$231,785 (US$172,562) for the 1995 Fiscal Year, an increase of Cdn$151,991 or 65.6%. As a percentage of the Company's total revenues, such costs increased to 6.1% for the 1996 Fiscal Year from 5.1% for the 1995 Fiscal Year.

      Income Taxes. Provision for income taxes were Cdn$463,000 (US$338,327) for the 1996 Fiscal Year, compared to Cdn$139,100 (US$103,559) for the 1995 Fiscal Year, an increase of Cdn$323,900 or 232.9%. The provision for taxes is higher in 1996 when compared to the 1995 provision due to a higher level of taxable income experienced in 1996.

Net Income. As a result of all of the above, the Company's net income for the 1996 Fiscal Year was Cdn$541,059 (US$395,366), compared to Cdn$357,535 (US$266,182) for the 1995 Fiscal Year, an increase of Cdn$183,524 or 51.3%. This represents an increase in net income as a percentage of total revenues to 8.6% in the 1996 Fiscal Year from 7.8% in the 1995 Fiscal Year.

Liquidity and Capital Resources

      At August 31, 1997, the Company had working capital of Cdn$3,499,862 (US$2,520,606), a decrease of Cdn$2,586,294 from working capital of Cdn$6,086,156 (US$4,447,319) at August 31, 1996. This decrease is primarily due to the increased debt load assumed on the acquisition of the Magic Lantern Group.

      For the 1997 Fiscal Year, the Company had a net increase in cash flow of Cdn$643,908

(US$463,744), an increase from its net decrease in cash flow of Cdn$1,320,251 (US$964,743) for the 1996 Fiscal Year. Net positive cash flow for the 1995 Fiscal Year was Cdn$1,486,036 (US$1,106,340). The increase in net cash flow for the 1997 Fiscal Year was primarily due to cash provided from operations.

      Cash provided by operating activities for the 1997 Fiscal Year was Cdn$3,814,770 (US$2,747,404), an increase of Cdn$4,168,913 from cash used by operating activities for the 1996 Fiscal Year. The major factors contributing to this increase from the 1996 Fiscal Year include: an increase in net income before depreciation and amortization of Cdn$636,697 (US$458,550); a decrease in short-term investments of Cdn$1,872,137 (US$1,348,316); a decrease in inventory of Cdn$180,134 (US$129,733), due to an increased level of inventory converted to rental equipment during the year; a decrease in prepaid expenses of Cdn$253,487 (US$182,562); and increases in accounts payable and accrued liabilities and income taxes payable of Cdn$92,744 (US$66,794) and Cdn$108,197 (US$77,924) respectively, due mainly to expanding operations, higher debt load, and higher effective tax rates in 1997, respectively. These sources of operating cash were mitigated by the use of cash resulting from the increase in accounts receivable of Cdn$286,008 (US$205,983), which resulted from increased sales levels in 1997. Cash used by operations for the 1996 Fiscal Year decreased by Cdn$1,626,179 from the cash used in operations in the 1995 Fiscal Year, primarily due to an increase in net income before depreciation and amortization of Cdn$335,515 (US$245,170), as well as increases in accounts payable and accrued liabilities of Cdn$251,329 (US$183,653) resulting from growth in the Company's operations. Income taxes payable increased Cdn$162,294 (US$118,593) from the prior year as a result of increased taxable income. These sources of operating cash were offset by the use of cash in increasing short-term investments by Cdn$1,525,770 (US$1,114,921). Also, inventory increased by Cdn$75,915 (US$55,473), as required to service the increase in Group Subscriber locations, prepaid expenses increased by Cdn$11,732 (US$8,573), and accounts receivable increased by Cdn$99,184 (US$72,476) in the 1996 Fiscal Year, primarily due to increased sales levels.

      Cash used in investing activities in both the 1997 Fiscal Year and 1996 Fiscal Year was Cdn$3,092,057 (US$2,226,905) and Cdn$1,521,849 (US$1,112,056),
respectively. Cash used in the 1997 Fiscal Year was greater than in the prior fiscal year primarily due to the Company's purchase of the Magic Lantern Group totaling Cdn$1,644,497 (US$1,184,369), the investment in Viewer Services of Cdn$38,305 (US$27,587) by Magic and the purchase of certain of the business assets and the resulting goodwill of Image Media by Magic for Cdn$590,000 (US$424,919). The above uses of cash were somewhat offset by the decrease in notes receivable in the 1997 Fiscal Year of Cdn$221,510 (US$159,532).

      Cash used in financing activities in the 1997 Fiscal Year was Cdn$78,805 (US$56,755) which decreased by Cdn$634,546 from the amount provided by financing activities of Cdn$555,741 (US$406,095) in the 1996 Fiscal Year. This decrease was primarily due to the fact that in the 1996 Fiscal Year, the Company received net proceeds of Cdn$799,964 (US$584,555) on the issuance of 385,386 shares of its Common Stock compared to only Cdn$1,827 (US$1,316) of net proceeds received on 375 shares issued in the 1997 Fiscal Year.

      The Company believes that its working capital position provides the required liquidity on both a short and long term basis and that its will not require external financing for its operating activities during the 1998 Fiscal Year, as based upon the Company's present plans for the 1998 Fiscal Year. However, any changes in such plans may require the Company to seek outside financing. No arrangements are presently in place for outside financing should the need arise.

Inflation

      The rate of inflation has little impact on the Company's operations or financial position during the three fiscal years ended August 31, 1997 and is not expected to have a significant impact on the Company's operations or financial position during the 1998 Fiscal Year.

      The Company pays a number of its suppliers, including its licensor and principal supplier, NTN Communications, Inc., in US dollars. Therefore, fluctuations in the value of the Canadian dollar against the US dollar will have an impact on gross profits as well as the net income for the Company. If the value of the Canadian dollar falls against the US dollar, the cost of sales of the Company will increase thereby reducing the Company's gross profits and net income. Conversely, if the value of the Canadian dollars rises against the US dollar, gross profit and net income will increase.

Item 3. Properties.

      In November 1994, the Company acquired an approximately 25,000 square foot parcel of land in Etobicoke, Ontario, Canada, on which a 12,500 square-foot, free-standing, one-story building was previously erected. The Company presently utilizes this building as its principal place of business. The Company owns the Etobicoke property and building free of any liens, the purchase mortgage for the property having been paid in full and satisfied on October 2, 1995.

      Magic owns three office units, comprising an aggregate 8,000 square feet of office space, in a building located in Oakville, Ontario, Canada. These properties, which collectively serve as Magic's principal executive offices, are pledged as security for a demand instalment loan, from the Royal Bank of Canada, due on demand with an outstanding principal amount of Cdn$641,000 (US$461,649) as of August 31, 1997. Magic and its subsidiaries also lease (or are negotiating leases for) additional properties as follows:

      Location                      Purpose          Square     Lease           Annual Rent
      --------                      -------           Feet    Expiration        -----------
                                                      ----    ----------
                                                                Date
                                                                ----

Saint John, New Brunswick     Offices                 2,342     6/30/00    Cdn$35,130  US$25,670
Langley, British Columbia     Offices                 1,048    12/31/97         8,400      6,138
Oakville, Ontario             Offices and warehouse   4,000    12/01/98        15,970     11,742
Vancouver, British Columbia   Offices and warehouse   8,451     8/31/00        78,171     57,119

The Company believes that the facilities of the Company and Magic are adequate for their present requirements.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Set forth in the table below is information concerning the ownership, as of the close of business on August 31, 1997, of the Common Stock by each person who is known to the Company to be the beneficial owner of more than five (5%) percent of the Common Stock, the Company's directors and Named Executive Officers, and all directors and executive officers as a group.

                                              Amount and Nature of   Percent of
Name and Address                              Beneficial Ownership    Class (1)
----------------                              --------------------    ---------

NetStar Enterprises Inc. (2) .......................    1,578,091 (3)    51.0%
James R. Newell (4) ................................    1,578,091 (5)    51.0
James Thompson (4) .................................    1,578,091 (5)    51.0
Peter Rona (6) .....................................      360,357 (7)    12.9
Anor Management Ltd. (8) ...........................      192,857 (8)     7.3
Douglas Connolly ...................................       38,158 (9)     0.1
Adrian P. Towning ..................................       5,250 (10)     0.0
Daniel C. Downs ....................................         750 (10)     0.0
Dale G. Smith ......................................         750 (10)     0.0

All directors and executive officers as a group
      (7 persons) ..................................    1,983,356(11)    57.8%

(1) Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date on which beneficial ownership is to be determined, upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and which are exercisable within such 60 day period, have been exercised.

(2) The address for NetStar Enterprises Inc. (formerly, Labatt Communications Inc.) ("NetStar") is 2225 Sheppard Avenue East - Suite 100, North York, Ontario, Canada, M2J 5C2.

(3) Includes (a) 925,787 shares held of record by NetStar and (b) 652,304 shares (subject to adjustment) issuable upon exercise of an option (the "NetStar Option") granted pursuant to a Stock Purchase Agreement, dated as of October 4, 1994 (the "NetStar Agreement"), between the Company and NetStar. The NetStar Agreement also grants NetStar the right (the "NetStar Ownership Maintenance Right"), exercisable in the event the Company seeks to issue additional shares of Common Stock or any options, warrants, shares of preferred stock or other rights entitling the holder thereof to acquire Common Stock, to purchase from the Company such additional shares of Common Stock so as to permit NetStar to maintain the its then percentage ownership of outstanding Common Stock. The NetStar Option expires on April 4, 1998. The NetStar Ownership Maintenance Right is exercisable as long as NetStar owns any shares of Common Stock.

(4) The address for Messrs. Newell and Thompson is c/o NetStar Communications Inc., 2225 Sheppard Avenue East - Suite 100, North York, Ontario, Canada, M2J 5C2.

(5) Includes the 1,578,091 shares of Common Stock beneficially owned by NetStar, of which Mr. Newell is Senior Vice President of Finance and Chief Financial Officer and Mr. Thompson is President and Chief Operating Officer.

(6) The address for Messrs. Rona is c/o NTN Canada, Inc., 14 Meteor Drive, Etobicoke, Ontario, Canada, M9W 1A4.

(7) Includes (a) 192,857 shares of Common Stock issuable upon conversion of the 900,000 shares of Convertible Preferred Stock held of record by Anor Management, Ltd. ("Anor") and (b) 167,500 shares issuable upon exercise of options granted to Mr. Rona which are currently exercisable. Mr. Rona is the President, sole director and sole shareholder of Anor. Additionally, an additional 18,750 shares underlying options which are exercisable within the next 60 days.

(8) The address for Anor is c/o Peter Rona, NTN Canada, Inc., 14 Meteor Drive, Etobicoke, Ontario, Canada, M9W 1A4. Includes 192,857 shares of Common Stock issuable upon conversion of the 900,000 shares of Convertible Preferred Stock held of record by Anor. The 900,000 shares of Convertible Preferred Stock have the equivalent voting power to 192,857 shares of Common Stock.

(9) Represents the first payment of stock in lieu of cash based upon two promissory notes controlled by Mr. Connolly. The stock certificate representing the 38,158 shares of common stock are beneficially owned by 1199846 Ontario, Ltd., of which Mr. Connolly is the President. The remaining stock payments due under the promissory notes are not due within the next 60 days.

(10) Includes 750 shares of Common Stock issuable upon exercise of options, which vested on 4/29/97, granted to each of Messrs Towning, Downs and Smith. Does not include an additional 750 shares of Common Stock issuable upon exercise of options granted to each of Messrs. Towning, Downs and Smith, which are not exercisable within the next 60 days.

(11) Includes 968,521 shares issuable upon conversion of the Convertible Preferred Stock and the exercise of the options and rights referred to in notes (5) and (7) above.

Item 5 Directors and Executive Officers of the Registrant.

      The table below sets forth the names and ages of the directors and executive officers of the Company and its subsidiaries, all positions and offices held by such persons and, if applicable, their years of service as directors of the Company. All directors shall hold their positions until the next Annual Meeting of the Shareholders of the Company and until their successors are duly elected and qualified.

                                                                        Director
Name                 Age      Principal Positions with the Company       Since
----                 ---      ------------------------------------       -----

Peter Rona            51  President, Chief Executive Officer,             1987
                          Principal Financial and Accounting Officer
                          and Chairman of the Board of Directors of
                          the Company
Douglas R. Connolly   44  President of Magic Lantern Communications       1996
                          Ltd.; Director of the Company
Daniel C. Downs       58  Director of the Company                         1993
James R. Newell       40  Director of the Company                         1994
James Thompson        55  Director of the Company                         1997
Dale G. Smith         48  Director of the Company                         1993
Adrian P. Towning     53  Director of the Company                         1994
Mark Truman           42  Acting Secretary of the Company                  N/A

      Peter Rona has been the President, Chief Executive Officer, Principal Financial and Accounting Officer and a director of the Company since September 1, 1987. He has been President of NTN Interactive Network, Inc. (formerly, NTN Sports, Inc. until 1993) from 1985 to 1991 and February 1993 to present. Mr. Rona has also been the President, sole director and sole shareholder of Anor Management, Ltd., a personal holding company since 1987.

      Douglas Connolly has been the President and a director of Magic Lantern Communications Ltd. (and its predecessor corporation) since 1985. On October 2, 1996, the Company acquired all of the outstanding stock of Magic. Mr. Connolly also has been President, director and a principal shareholder of Connolly-Daw Holdings Inc. (since 1987) and 1199846 Ontario Ltd. (since September 1996), two personal holding companies.

      Daniel C. Downs has been Executive Vice-President (1983 to April 1994), Chief Operating Officer (1983 to October 1996), President (April 1994 to March
1997) and a Director (1985 to June 1997) of NTN Communications, Inc., a developer and distributor of interactive programs. Under a License Agreement, dated March 23, 1990 (the "License Agreement"), between Communications and NTNIN, the Company, through NTNIN, holds the exclusive license to market the products and programs of Communications throughout Canada through December 31, 2015. Mr. Downs was an independent marketing consultant from 1981 to 1983, during which time he also worked on the development of the interactive game QB1. From 1979 to 1981, he served as Executive Vice-President and General Manager of Hollywood Park Race Course. From 1974 to 1979, he served as Executive and General Manager for the Southern California Racing Association at Los Alamitos Race Course.

      James R. Newell is the Senior Vice President of Finance and Chief Financial Officer (October 1993 to present) of NetStar Communications Inc. (formerly, Labatt Communications Inc.), a company involved in broadcast operations. Mr. Newell was the Assistant Treasurer (1986 to 1987), Treasurer (1987 to 1989) and Vice President of Finance and Chief Financial Officer (1989 to October 1993) of Gandalf Technologies Inc., a manufacturer of data communications products. He was an auditor with KPMG (formerly, Peat Marwick Mitchell), an international firm of chartered accountants from 1980 to 1986. Mr. Newell is currently a director of The Discovery Channel (since March 1995).

      James Thompson is the President (since January 1997) of NetStar Communications, Inc. (formerly Labatt Communications, Inc.), President (since June 1994) of TSN The Sports Network ("TSN"), a cable network providing sports, news and entertainment programming throughout Canada and an affiliate of NetStar. Mr. Thompson also served as General Manager (July 1988 to January
1997), Vice-President (July 1988 to June 1994), Vice President of Programming (January 1986 to July 1988) and Program Director (July 1985 to January 1986) of TSN. Prior to joining TSN, Mr. Thompson was employed for over twenty years by the Canadian Broadcasting Corporation, serving in positions of increasing responsibility up to the level of Executive Producer.

      Dale G. Smith has been an officer and part owner of Montebello Farms Inc., the world's second largest breeders of Straight Egyptian Arabian Horses, since 1990. From 1988 to 1990, he was the President of Oden Capital Corporation, a privately owned venture capital company. From 1969 to 1988, he was a member of Deloitte & Touche, chartered accountants, having been elected a partner in 1980.

      Adrian P. Towning is a private, independent investor in several companies involved in the communications industry. As a result of his investments, he has served as a director of some of these companies, including Medical Communications Corporation ("MCC") (1994 to July 1996). On May 14, 1996, MCC filed a petition under Chapter 7 of the United States Bankruptcy Code and the Bankruptcy Court appointed a Trustee of MCC on July 11, 1996. On July 16, 1996, MCC was dissolved. From 1983 to 1989, he established and managed Anglo-Massachusetts Investments Incorporated, with offices in Boston and London, which was involved in providing financial advice to Europeans.

      Mark Truman has been the Controller of the Company since December of 1994.

      Pursuant to a Designation Agreement, dated as of October 4, 1994, among the Company,

NTNIN and NetStar, the Company has granted NetStar the right to designate one-third (1/3) of the members of the Company's Board of Directors so long as NetStar is the owner of at least 20% and not greater than 50% of the outstanding Common Stock. Should NetStar's ownership be at least 10% and less than 20% of the outstanding Common Stock, NetStar would be entitled to designate one-sixth (1/6) of the members of the Company's Board. Further, should NetStar's ownership exceed 50% of the outstanding Common Stock, NetStar shall be entitled to designate one-half (1/2) of the members of the Company's Board. In accordance with the terms of the Designation Agreement, James R. Newell and James Thompson have been designated by NetStar as directors of the Company.

Item 6. Executive Compensation.

Summary Compensation Table

      The following table sets forth information concerning the compensation paid or accrued by the Company during the four years ended August 31, 1997 to those individuals who served as Chief Executive Officer of the Company during the 1997 Fiscal Year and all other executive officers of the Company or any of its subsidiaries at August 31, 1997 who received total annual salary and bonuses in excess of $100,000 during the 1997 Fiscal Year (collectively, the "Named Executive Officers").

                                                                                  Long Term
                                                                                Compensation
                                                                                ------------
                                                     Annual Compensation            Awards
                                             ----------------------------------- -----------
  Name and Principal Position      Year Ended                                     Securities
  ---------------------------      August 31,  Salary      Bonus   Other Annual   Underlying
                                   ----------  ------      -----   Compensation    Options
                                                                   ------------    -------
Peter Rona, President and Chief      1997    US$119,103  US$34,030   $    -0-       25,000
 Executive Officer                   1996       115,090     10,961      3,483       37,500
                                     1995       111,674     11,167        -0-       75,000

      During the three year period ended August 31, 1994, the Company did not grant any restricted stock awards or stock appreciation rights, nor did the Company have any long-term incentive plan. Additionally, all of the Company's group life, health, hospitalization, medical reimbursement or relocation plans, if any, do not discriminate in scope, terms or operation, in favor of the Named Executive Officers and are generally available to all salaried employees. Further, no Named Executive Officer received, in any of the periods specified in the Summary Compensation Table, perquisites and other personal benefits, securities or property in an aggregate amount in excess of the lesser of $50,000 or 10% of the total salary and bonus reported for the Named Executive Officer in the fiscal year in which such benefits were received, and no single type of perquisite or other personal benefits exceeded 25% of the total perquisites and other benefits reported for the Named Executive Officer in the applicable fiscal year.

Option Grants Table

      The following table sets forth (a) the number of shares underlying options granted to each Named Executive Officer during the 1997 Fiscal Year, (b) the percentage the grant represents of the total number of options granted to all Company employees during the 1997 Fiscal Year, (c) the per share exercise price of each option, (d) the expiration date of each option, and (e) the potential realized value of each option based on: (i) the assumption of a five (5%) percent annualized compounded appreciation of the market price of the Common Stock from the date of the grant of the subject option to the end of the option term, and (ii) the assumption of a ten (10%) percent annualized compounded appreciation of the market price of the Common Stock from the date of the grant of the subject option to the end of the option term.

                                                                  Potential Realized Value
                                                                 at Assumed Rates of Stock
                                                                   Price Appreciation for
                                                                         Option Term
                                                                 -------------------------
Name        Number of    Percentage of    Exercise   Expiration        5%         10%
----         Shares      Total Options      Price      Date            --         ---
           Underlying      Granted to       -----      ----
            Options       Employees in
            Granted       Fiscal Year
            -------       -----------
Peter Rona   25,000           30%         US$4.875   11/25/01      US$33,672    US$74,406

Options Exercised and Remaining Outstanding

      Set forth in the table below is information, with respect to each of the Named Executive Officers, as to the (a) number of shares acquired during the 1997 Fiscal Year upon each exercise of options granted to such individuals, (b) the aggregate value realized upon each such exercise (i.e., the difference between the market value of the shares at exercise and their exercise price),
(iii) the total number of unexercised options held on August 31, 1997, separately identified between those exercisable and those not exercisable, and
(iv) the aggregate value of in-the-money, unexercised options held on August 31, 1997, separately identified between those exercisable and those not exercisable.

                                    Number of Unexercised       Value of Unexercised
                                  Options at August 31, 1997   In-the-Money Options at
                                                                   August 31, 1997
                                  --------------------------  --------------------------
Name         Shares       Value   Exercisable  Unexercisable  Exercisable  Unexercisable
----        Acquired    Realized  -----------  -------------  -----------  -------------
          on Exercise   --------
          -----------


Peter Rona     -0-        -0-       167,500          -0-       US$162,600       -0-

Director's Remuneration

      Each director not otherwise a full time employee of the Company is eligible to receive Cdn$500 for each meeting of the Board of Directors or committee thereof which they attend, along with the reimbursement of their reasonable expenses incurred on the Company's behalf. The NetStar designees on the Company's Board have declined such compensation in the 1997 Fiscal Year and in previous fiscal years.

      On April 7, 1997, the following directors were awarded five-year options to purchase 1,500 shares of Common Stock each, at $3.875 per share: Daniel C. Downs, Dale G. Smith and Adrian P. Towning.

Employment Contracts with Named Executive Officers

      As of September 1, 1997, NTNIN extended by two years its employment agreement (the "Rona Employment Agreement") with Peter Rona, its President and Chief Executive Officer, originally dated as of September 1, 1994. Mr. Rona is also the President, Chief Executive Officer, Chief Financial and Accounting Officer and Chairman of the Board of Directors of the Company. NTNIN's obligations under the Rona Employment Agreement have been guaranteed by the Company. Mr. Rona does not receive any compensation from the Company other than pursuant to the Rona Employment Agreement.

      The Rona Employment Agreement provides for a base compensation of Cdn$165,375 with annual increases to be subject to review by the Board of Directors, but in no event less than the proportional increase in the Consumer Price Index as published by Statistics Canada, plus a bonus equal to a percentage of the annual base compensation paid to Mr. Rona determined by reference to the excess of NTNIN's actual net income before taxes over specified amounts set forth in the Rona Employment Agreement. The Rona Employment Agreement further provides for the granting to Mr. Rona of stock options at the discretion of the Board of Directors. The Board awarded Mr. Rona stock options to purchase 25,000 shares of Common Stock as of November 26, 1996. In all other respects, the basic provisions of the Rona Employment Agreement remains the same.

      Magic has entered into two separate Employment Agreements, each dated October 1, 1996, with Douglas Connolly and Wendy Connolly. These Employment Agreements each have two year terms commencing on September 1, 1997 and terminating on August 31, 1999, and pursuant to which Mr. and Ms. Connolly shall receive annual base salaries of Cdn$125,000 (US$90,025 at August 31, 1997) and Cdn$70,000 (US$50,414), respectively, together with automotive expenses of Cdn$12,000 (US$8,624) and Cdn$8,400 (US$6,050), respectively. There is a provision in each Employment Agreement for a cost-of-living adjustment to their base salaries for the second year of the term. In addition, under their respective Employment Agreements, Mr. and Ms. Connolly shall each be entitled to a bonus, not to exceed Cdn$50,000 (US$36,010) and Cdn$28,000 (US$20,166), respectively (subject to a cost-of living adjustment for the second year of their respective terms), to be based upon the actual net income before taxes, if any, of Magic during each year of the terms of the Employment Agreements. The
D. Connolly Employment Agreement further provides for Mr. Connolly to serve as President and Chief Operating Officer of Magic during its term.

      NTNIN has entered into an Employment Agreement, dated August 15, 1997, with Don Pagnutti. This employment agreement has a two-year term, commencing on September 15, 1997 and terminating on September 14, 1999, with a revolving term to be reviewed annually at the anniversary of the commencement date. The agreement provides for an initial base compensation of $Cdn137,500 with annual reviews, together with automobile expenses of Cdn$9,000 plus a bonus equal to a percentage of the annual base compensation paid to Mr. Pagnutti determined by reference to the excess of NTNIN's actual net income before taxes over specified amounts set forth in the agreement. This agreement further provides for the granting to Mr. Pagnutti of stock options at the discretion of the Board of Directors. This agreement also provides for Mr. Pagnutti to serve as Executive Vice President and Chief Operating Officer of NTNIN during its term.

      Neither the Company or NTNIN has any other employment agreement in effect with any other executive employee.

Compensation Committee Interlocks and Insider Participation

      The Company's Audit and Compensation Committee currently consists of James Newell and Dale G. Smith. Neither Messrs. Newell or Smith are officers or employees of the Company, and have not served in such capacities in the past. No executive officer of the Company served as a director or member of the compensation committee (or group performing similar functions) of another entity, one of whose executive officers served on the Audit and Compensation Committee or as a director of the Company.

Item 7. Certain Relationships and Related Transactions.

      Set forth below is a description of certain transactions between the Company and its directors, executive officers, beneficial owners of five percent or more of the outstanding Common Stock, or member of the immediate family of any of the foregoing persons, as well as certain business relationships between the Company and its directors, which occurred or existed during the 1997 Fiscal Year.

            (a) During the 1997 Fiscal Year, both pursuant to the License Agreement and otherwise, the Company paid Communications an aggregate Cdn$1,757,922 (US$1,266,058) as commissions. Under the License Agreement, the Company, through NTNIN, holds the exclusive license to market the products and programs of Communications throughout Canada through December
      31. 2015. Daniel C. Downs, a director of the Company, is a former President, Chief Operating Officer of

      Communications.

            (b) On October 2, 1996, pursuant to a Stock Purchase Agreement, dated October 1, 1996 (the "Magic Lantern Purchase Agreement"), the Company, through NTNIN, acquired all of the outstanding stock of Magic. As consideration for the purchase of such stock the Company delivered Cdn$200,000 (US$146,800 on October 1, 1996) and a Non-Negotiable Promissory Note (the "Connolly-Daw Note") in the principal amount of Cdn$703,133 (US$516,099) to Connolly-Daw Holdings Inc.("Connolly-Daw") and a Non-Negotiable Promissory Note (the "1199846 Note") in the principal amount of Cdn$546,867 (US$401,400) to 1199846 Ontario Ltd ("1199846"). The
      Connolly Note requires principal payments of Cdn$78,133 (US$57,350), Cdn$312,500 (US$229,375) and Cdn$312,500 (US$229,375) on August 31, 1998,
      1999, and 2000, respectively. In lieu of such cash payments, the Company has the option to tender payment to Connolly-Daw, and Connolly-Daw has the option to demand payment, in the form of 12,276, 49,097 and 49,096 shares of Common Stock (collectively, the "Connolly-Daw Shares"), respectively. The 1199846 Note requires principal payments of Cdn$312,500 (US$229,375) and Cdn$234,367 (US$172,025) on August 31, 1997 and 1998, respectively. In lieu of such cash payments, the Company has the option to tender payment to 1199846, and 1199846 has the option to demand payment, in the form of 49,097 and 36,821 shares of Common Stock (collectively, the "1199846 Shares"), respectively. Also pursuant to the Magic Lantern Purchase Agreement, Connolly- Daw, NTNIN and the Company entered into an Option Agreement, dated October 1, 1996, and 1199846, NTNIN and the Company entered into an Option Agreement, dated October 1, 1996 (together, the "Option Agreements"). Under the terms of the Option Agreements, in the event that either Magic or Mr. Connolly choose not to extend the term of the D. Connolly Employment Agreement beyond its initial term expiring on August 31, 1999, on or after September 1, 1999 and on or before September 30, 1999, Connolly-Daw and 1199846 shall each have the right to cause the Company to purchase any of the Connolly-Daw Shares or 1199846 Shares, as the case may be, then held by Connolly-Daw or 1199846 at a price equal to 90% of the market value (as defined in the Option Agreements) of such shares (Connolly-Daw having been granted the right in this event to cause acceleration of the September 1, 2000 payment under the Connolly-Daw Note to August 31, 1999) and the Company shall have the right to cause the Connolly-Daw and 1199846 to sell to the Company any of the Connolly-Daw Shares or 1199846 Shares, as the case may be, then held by Connolly-Daw or 1199846 at a price equal to 110% of the market value (as defined in the Option Agreements) of such shares (Connolly-Daw having been granted the right in this event to cause acceleration of the September 1, 2000 payment under the Connolly-Daw Note to August 31, 1999). Douglas Connolly, a director of the Company and President of Magic, is the President and a principal shareholder of both Connolly-Daw and 1199846.

            On September 5, 1997, the Company issued 38,158 shares of the Common Stock of the Company and Cdn$65,000 to 1199846 in lieu of the August 31, 1997 payment pursuant to the 1199846 Note.

            (c) At the time of the Company's acquisition of Magic, Connolly-Daw was indebted to Magic in the amount of Cdn$160,000 (US$117,440 on October 1, 1996). This indebtedness is represented by a Promissory Note, dated October 1, 1996 (the "Magic Lantern Note"), in the principal amount of such indebtedness. The Magic Lantern Note is due on demand and bears interest, at a specified bank prime rate, payable monthly.

            (d) The Company purchased 51% of the outstanding shares of Interlynx Multimedia, Inc. effective September 1, 1997. Cross reference is made hereby to Item 1, page 15, in this Form 10 for further information on Interlynx Multimedia, Inc.

Item 8. Legal Proceedings.

      Set forth below is a description of material pending litigation to which the Company is a party.

            (a) On June 12, 1992, the Company, together with Communications and NTNIN, commenced a lawsuit against Interactive Network, Inc. ("Interactive") and its president, David Lockton, in the Federal Court of Canada, Trial Division, in Montreal, Quebec, under the title NTN Communications, Inc., NTN Sports, Inc. and NTN Canada, Inc. v. David Lockton and Interactive Network, Inc. (the "Company Action").

            The Company Action seeks a declaration of non-infringement with respect to Canadian Patent No. 1,274,903 held by Interactive (the "Interactive Patent") and to establish that the Company, Communications and NTNIN have properly done business in Canada since the fall of 1986.

            The basis for the Company's claim in the Company Action is that the systems used by the Company to produce interactive programming are not within the scope of the claims of the Interactive Patent. The Company thereafter amended its complaint to include a claim of invalidity of the Interactive Patent based upon untrue and materially misleading claims made by Interactive in its petition for the Interactive Patent. Except for the aforementioned pleadings, no proceedings or discovery have been undertaken in the Company Action.

            (b) Subsequent to the commencement of the Company Action, and on June 18, 1992, Interactive commenced a lawsuit against the Company, Communications and NTNIN in the Federal Court of Canada, Trial Division, Montreal, Quebec, under the titled Interactive Network, Inc. v. NTN Communications, Inc., NTN Sports, Inc. and NTN Canada, Inc. (the "Interactive Action"). The Interactive Action alleges that Interactive granted Communications the right to use the Interactive Patent, which right Communications then improperly licensed to the Company and NTNIN. Interactive alleges that the license agreement between Communications and the Company and NTNIN infringes upon the Interactive Patent. The Interactive Action seeks a declaration of the validity of the Interactive Patent, an injunction restraining the Company from further infringement, and either damages (in an unspecified amount) or an accounting of profits derived from certain games used in Canada. Except for the aforementioned pleadings, no proceedings or discovery have been undertaken in the Interactive Actions.

      Management believes that the licenses granted to the Company by Communications are valid and that the patent infringement claims underlying the Interactive Action will ultimately be proven to be unfounded. The Company intends to vigorously defend its position in the Interactive Action and to prosecute its position in the Company Action; however, there can be no assurance that any or all of these actions will be decided in favor of the Company. The Company believes, based in part upon the advice of outside, independent counsel, that the costs of defending and prosecuting these actions will not have a material adverse effect upon the Company's financial position.

      In its Quarterly Report on Form 10-Q, for the quarter ended September 30, 1996, Communications stated that "[w]ith the courts [sic] assistance, [Communications] and [Interactive] have been able to reach a resolution of all pending disputes in the United States and have agreed to private arbitration regarding any future licensing, copyright or infringement issues which may arise between the parties." The disputes referred to in the Communications Form 10-Q involved litigation in the United States involving allegations similar to the allegations underlying the Company Action and Interactive Action. In the Communication Form 10-Q, Communications also noted that "no substantive action has been taken in the furtherance of" the Company Action or Interactive Action.

      The Company and its property are not a party or subject to any other material pending legal proceedings, other than ordinary routine litigation incidental to its business.

      To the knowledge of the Company no proceedings of a material nature have been or are contemplated against the Company.

Item 9. Market Price for the Registrant's Common Equity and Related Stockholder Matters.

Market Information

      The common stock of the Company, par value $.0467 per share (the "Common Stock"), is traded in the over-the-counter market and is quoted on the Nasdaq SmallCap Market ("Nasdaq"), under the symbol "NTNC." Set forth below is the range of high and low bid prices for shares of Common Stock for each full quarterly period within the Company's two most recent fiscal years, as derived from reports furnished by the National Association of Securities Dealers, Inc., as adjusted to give retroactive effect to the Company's three-for-two (3:2) stock split made effective August 15, 1996. The information reflects inter-dealer prices, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                                                  Bid Prices
                                                --------------------------------
Quarters Ended                                            High             Low
--------------                                            ----             ---

November 30, 1995...............................       US$4-5/12        US$3-1/4
February 29, 1996...............................          5-1/12          3-1/12
May 31, 1996....................................           6-1/2          4-7/12
August 31, 1996.................................           7-1/8           4-1/4

November 30, 1996...............................               8           4-7/8
February 29, 1997...............................           5-1/4           3-7/8
May 31, 1997....................................           4-5/8           2-7/8
August 31, 1997.................................           6-5/8          3-7/16

Holders

      As of the close of business on August 31, 1997 there were 379 holders of record of Common Stock. The Company believes that there are approximately 600 beneficial holders of Common Stock.

Dividends

      Since its inception in 1987, the Company has not paid any cash dividends on its Common Stock. However, the Company has, in the past, declared certain stock dividends and stock splits. The Company intends to retain earnings, if any, to finance operations and, therefore, does not expect to declare or pay any cash dividends on the Common Stock in the foreseeable future.

Item 10. Recent Sales of Unregistered Securities.

      The following sets forth certain information with respect to all unregistered sales of the Common Stock, $.0467 par value, issued by the Company during the 3 years preceding the date of filing of this registration statement.

                                                         Aggregate      Price
                          Date of Stock    No. of        Purchase       Per
Name of Transferee        Transfer         Shares        Price          Share
------------------        --------         ------        -----          -----

1199846 Ontario, Ltd. (1) 09/04/97         38,158        $312,500       $8.19

Karen L. Anderson &
Gary A. Woodill (2)       09/08/97         55,209        n/a            n/a

Joan Dwyer (3)            09/08/97         250           $1,312.50      $5.25

      (1) Pursuant to a Non-Negotiable Promissory Note dated October 1, 1996 between the Company and 1199846 Ontario, Ltd., ("1199846") the Company, in lieu of cash payment totaling $546,867.00, issued 38,158 shares of the Company's Common Stock to 1199846 on September 4, 1997. Furthermore, either the Company or 1199846 can elect to issue to 1199846 36,821 shares of Common Stock on August 31, 1998 in lieu of a cash payment of $234,367.

      (2) As of September 8, 1997, the Company bought 51% of the outstanding shares of Interlynx Multimedia. The consideration for the sale includes, in addition to a cash payment, 55,209 shares of the Company's common stock, which were issued to Karen L. Anderson and Gary A. Woodill, as joint tenants with rights of survivorship.

      (3) Issued pursuant to options granted pursuant to the Company's Long Term Incentive Plan. Reference is made hereby to the Company's Form 10-K for the fiscal year ended August 31, 1997, Item 14, Location F-1 "Report of Independent Auditors" for a description of the Company's Long Term Incentive Plan.

      These shares were issued without registration under the Securities Act of 1933, as amended, and exemption for such sales from registration under that Act is claimed in reliance upon the exemption provided under Section 4(2) thereof on the basis that such sales were transactions not involving any public offering or an equivalent exemption under the Act. Appropriate precautions against transfer were taken.

Item 11. Description of Registrant's Securities to be Registered.

      The Company is registering the following shares of Common Stock of the
Company:

      A. 93,367 shares of Common Stock issued pursuant to an exemption under the Securities Act of 1933. Reference is made hereby to Item 10 "Recent Sales of Unregistered Securities" for a description of the owners of such shares.

      B. 925,787 shares of Common Stock held of record by NetStar Enterprises, Inc. (formerly Labatt Communications, Inc.) granted pursuant to a Stock Purchase Agreement dated as of October 4, 1994. Messrs. James R. Newell and James Thompson, directors of the Company, are Senior Vice President of Finance and Chief Financial Officer, and President and Chief Operating Officer, of NetStar, respectively.

      C. 192,857 shares of Common Stock issuable upon conversion of 900,000 shares of Convertible Preferred Stock held of record by Anor Management, Ltd., which is in turn wholly owned by Peter Rona, the Company's president.

      D. 363,250 shares of Common Stock issuable pursuant to the Company's Long Term Incentive Plan, of which 250 shares of Common Stock have been redeemed pursuant to the Plan. Reference is made hereby to the Company's Form 10-K for the fiscal year ended August 31, 1997, Item 14, Location F-1 "Report of Independent Auditors" for a description of the Company's Long Term Incentive Plan.

Description of Common Stock

      The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Common Stock, par value of US$0.0467 per share. As of August 31, 1997, the Company had 2,441,617 shares of Common Stock issued and outstanding, held of record by approximately 600 beneficial holders of Common Stock. The holders of Common Stock are entitled to one vote for each share held. The affirmative vote of a majority of common shares is sufficient to effect any corporate action upon which shareholders may or must vote, except as otherwise provided by law. Common Shares do not carry cumulative voting rights, thus holders of more than 50% of the Common Stock have the power to effect any corporate action as provided by the Certificate of Incorporation, the Company's bylaws or as otherwise provide by law. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

      A special meeting of shareholders may be called by the Board of Directors or by the President or Secretary at the written request of the holders of 50% of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the New York Business Corporation law. Holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in the Company's assets legally available for distribution to its shareholders after payment or liquidation preference and outstanding redemption rights (if any) on any Preferred Stock outstanding and are not subject to further calls or assessments.

Description of Preferred Stock

      The Company is authorized by its Certificate of Incorporation to issue a maximum of 1,500,000 shares of Preferred Stock, in one or more series and containing such rights, privileges and limitations, including conversion privileges and/or redemption rights, as may, from time to time be determined by the Board of Directors of the Company. Holders of Preferred Stock are entitled to 3 votes for every 14 shares of Preferred Stock held of record. The effect of such Preferred Stock is that the Company's Board of Directors alone, within the bounds and subject to the federal securities laws and New York law, may be able to authorize the issuance of Preferred Stock which could have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders and may adversely affect the rights of holders of Common Stock. Holder of Preferred Stock are not entitled to preemptive rights, and the Preferred Stock is not subject to redemption.

Item 13. Financial Statements and Supplementary Data.

      Reference is hereby made to Item 8 Financial Statements and Supplementary Data on page 32 of the Annual Report Form 10-K for the fiscal year ended August 31, 1997 (commission file number 0-18066), for information with respect to financial conditions for the fiscal year ended August 31, 1997.

Item 15. Financial Statements and Exhibits.

      Reference is hereby made to Item 14 Exhibits, Financial Statement Schedules and Reports on Form 8-K page 43 of the Annual Report Form 10-K for the fiscal year ended August 31, 1997 (commission file number 0-18066), for the Company's financial statements and certain exhibits.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            NTN Canada, Inc.
                                            (Registrant)


Date: September   , 1997           By: /s/ Peter Rona
                                       --------------------------------
                                          Peter Rona, President